Exhibit 99.3

LINKTONE LTD.
Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business 3:00 p.m.
Eastern Standard Time on August 31, 2005)
     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Linktone Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business July 29, 2005 at the Annual General Meeting of the Shareholders of Linktone Ltd. to be held on September 7, 2005 at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China.
NOTES:
1.	Please direct the Depositary how to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
To include any comments, please mark this box. ☐
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

☐	▼ DETACH PROXY CARD HERE ▼

☒
Mark, Sign, Date and Return
the Proxy Card Promptly	Votes must be indicated (x)
Using the Enclosed Envelope.	in Black or Blue ink.

Proposal No. 1.	Approve two Class I directors as named below for the term specified or until such director’s successor is elected and duly qualified:	FOR	AGAINST	ABSTAIN

	1. Mark Begert (Three (3) Year Term)	☐	☐	☐

	2. David C. Wang (Three (3) Year Term)	☐	☐	☐

Proposal No. 2.	Ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of the Company for the fiscal year ending December 31, 2005.	☐	☐	☐

Proposal No. 3	Authorize the Company’s board of directors, in its discretion, to cause the Company to repurchase ordinary shares or American Depositary Shares representing ordinary shares of the Company from time to time and at any time through open-market transactions in the aggregate amount of up to US$15,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law.	☐	☐	☐

To change your address,	☐
please mark this box.

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here